

Mail Stop 3561

April 25, 2016

Zamir Rauf
Executive Vice President and Chief Financial Officer
Calpine Corporation
717 Texas Avenue
Suite 1000
Houston, Texas 77002

      Re: **Calpine Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 12, 2016
              Form 8-K
              Filed February 12, 2016
              File No. 001-12079

Dear Mr. Rauf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2105

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2015 and 2014, page 55

1. We note your analysis of results at the consolidated level, along with your analysis of results at the segment level beginning on page 61. In several instances, including but not limited to your analysis of commodity revenue net of commodity expense and your analysis of commodity margin by segment, you list several factors that contributed to the net change in these items and indicate whether each factor had a positive or negative impact on your results, but you do not indicate the relative significance of each factor.

Please revise future filings to clarify the relative impact of each of the factors that you cite since this is unclear from your current disclosures. In this regard, we believe that quantifying the impact of each factor that you cite provides the clearest indication of the relative significance.

2. Please refer to your analysis of the change in your income tax expense/benefit at the bottom of page 57. You indicate that the change from an income tax expense in 2014 to an income tax benefit in 2015 "primarily resulted from a legal entity restructuring completed in 2015 that resulted in a partial release of [y]our valuation allowance associated with [y]our NOLs as well as the recognition of a future tax benefit related to a tax credit associated with [y]our capital expenditures." It does not appear that you have provided enough detail about the events or trends that occurred in 2015 and resulted in this change to meet the objectives of MD&A. We remind you that your disclosures should be detailed enough to 1) provide a view of the company through the eyes of management, 2) provide appropriate context within which your results can be analyzed, and 3) provide your investors with enough insight into the potential variability of your results that they can ascertain the likelihood that past performance is indicative of future performance. Refer to SEC Release No. 33-8350. Please tell us, and revise future filings to disclose in significantly more detail, the events and trends that resulted in recording a significant income tax benefit in 2015. In doing so, you should better explain which legal entity was restructured, how it was restructured, and enough details about management's decision to restructure this legal entity that investors can assess the likelihood of similar future restructurings that would have a similar impact on your income taxes.

Liquidity and Capital Resources, page 68

3. We note your tabular calculation of total current liquidity available on page 68. Please revise to clearly indicate the restrictions on using these various sources of your total current liquidity available. In doing so, please briefly describe the uses to which your restricted cash is restricted, any restrictions on the use of cash from your CDHI letter of credit facility, and any restrictions on the use of your cash and cash equivalents that are labeled as "non-corporate."

4. We note your discussion of the wildfire at your Geysers Assets at the bottom of page 69 and the top of page 70. Based on disclosures here and in your year-end earnings release, it appears that your 2015 results reflect a negative impact of approximately $36 million associated with the wildfire, including approximately $20 million in net revenue losses and approximately $16 million of plant operating expense related to property damage. In light of your statement that you expect your insurance program to cover repair and replacement costs as well as your net revenue losses after deductibles are met, please tell us whether the $36 million impact is net of insurance recoveries. If this amount is not net of insurance recoveries, please tell us when realization of the recovery will be deemed

probable, what amount you expect to recover, and how that amount will be recorded in your financial statements. Please also clarify this matter to your readers.

Application of Critical Accounting Policies

Accounting for Derivative Instruments, page 83

5. We note on page 77 that in 2015, you elected the normal purchases and normal sales exemption for certain long-term deals previously accounted for as derivative contracts and therefore you are not recording mark-to-market adjustments at each reporting period end. Please describe these contracts to us in more detail and provide us your accounting analysis supporting the election of the normal purchase and normal sales exception for these long-term deals. Additionally, please tell us in more detail why you originally opted to use derivative accounting treatment for these contracts and why you changed your accounting during 2015. Finally, please confirm our assumption, if true, that you determined these contracts qualified for the normal purchases and normal sales scope exception at the inception of these contracts

Financial Statements for the Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

Impairment Evaluation of Long-Lived Assets (Including Intangibles and Investments), page 112

6. We note from the footnotes on page 21 that operations have been suspended at both Sutter Energy Center and Clear Lake Power Plant. We have the following comments:

- Please explain to us the economic circumstances that led to your decision to suspend operations at each of these facilities.

- It does not appear that you have recorded any impairment losses related to these facilities. To help us understand this, please tell us whether you evaluated any of these facilities for impairment during 2015. If so, please summarize the results of the impairment evaluations that were performed, including explaining how you determined the fair value of these facilities, to assist us in understanding how you concluded that no impairment was necessary. If you did not evaluate them for impairment, please tell us how you concluded an impairment evaluation was unnecessary.

Note 3. Acquisitions and Divestitures, page 116

7. We note you acquired Champion Energy in 2015. It appears from your disclosure that you omitted the historical and pro forma disclosure requirements of ASC 805-10-50-2h due to immateriality. To assist us in understanding how you reached this conclusion,

please provide us with the information required by these disclosures and explain to us in more detail how you concluded this information was immaterial to disclose to your investors.

Note 6. Debt, page 122

8. We note on page 124 that you entered into a $1.6B 2022 First Lien Term Loan and used the proceeds to repay the 2018 First Lien Term Loans. We also note that you accounted for the transaction as a debt modification. Please tell us in sufficient detail how this exchange qualifies for non-extinguishment accounting under ASC 470-50-40. In doing so, please explain how you determined the debt instruments do not have substantially different terms.

Note 7. Assets and Liabilities with Recurring Fair Value Measurements, page 128

9. We note your disclosure of the valuation techniques and significant unobservable inputs used in your Level 3 fair value measurements on page 131. Please tell us where you have disclosed the valuation techniques and inputs used to develop your Level 2 fair value measurements. Refer to ASC 820-10-50-1a and 50-2bbb. If your narrative disclosure on page 129 is intended to satisfy this requirement, please note that obtaining prices from market sources such as the Intercontinental Exchange and Bloomberg is not a valuation technique or input.

Form 8-K Filed February 12, 2016

10. We note that you furnished under Item 2.02 of Form 8-K a press release describing your earnings for the fourth quarter and annual 2015 periods. As indicated in Instruction 2 to Item 2.02, the requirements of Item 10(e)(1)(i) of Regulation S-K apply to the disclosures in your press release. Please revise future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than you do to the most directly comparable GAAP measures, consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K. We refer you to your reference to Adjusted EBITDA, Adjusted Free Cash Flow and Net Income/Loss, As Adjusted in the summary on the first page of your earnings release, along with your extensive references to these same measures in the narrative that begins on the second page of your earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products